CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Aurizon Mines Ltd. (the “Company”) is filing with the Securities and Exchange Commission on the date hereof, its annual report on Form 40-F for the fiscal year ended December 31, 2007 (the “Report”).

I, Ian S. Walton, Executive Vice-President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002:

(i)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(ii)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Ian S. Walton

Ian S. Walton
Executive Vice-President and Chief Financial Officer

March 31, 2008